Mail Stop 4561

August 18, 2006

John Jenkins
SAN Holdings, Inc.
9800 Pyramid Court, Suite 130
Englewood, CO 80112

> **Re:** **SAN Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2006**
> **File No. 000-25839**

Dear Mr. Jenkins:

We have reviewed your responses to the comments raised in our letter dated May 30, 2006 and have the following comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements

Note 4 – Summary of Significant Accounting Policies

Revenue Recognition, pages F-13 and F-14

1. We note your response to prior comment number 7 in our letter dated May 30, 2006 and have the following comments:

    a. Your response indicates that the software and maintenance elements may be more than incidental to the product as a whole, indicating that the hardware element would be a non-software deliverable that should be recognized in accordance with SOP 97-2. See EITF 03-5. In future filings, revise your disclosures to clarify your application of EITF 03-5 and to clearly disclose your policy for recognizing revenue from the sale of hardware, including any interaction between SOP 97-2 and SAB 104. If non-software deliverables are accounted for under SOP 97-2 it is unclear what elements are being accounted for based on the guidance in SAB 104 and EITF 00-21. Please advise.

b. Your response indicates that you believe that VSOE of fair value for software licenses has been established based on a "pricing structure." Tell us whether you have had separate sales of software licenses, without maintenance or services and if so, whether such sales were made at prices according to your pricing structure. In the absence of separate sales of the licenses, it appears that you may not have sufficient evidence to establish VSOE for the software license element and that the application of the residual method set forth in SOP 98-9 would be appropriate. Please advise and revise your future disclosures surrounding revenue recognition to describe the process by which you establish VSOE of fair value for each element and for which elements, if any, you apply the residual method.

Form 10-Q for the quarterly period ended March 31, 2006

Note 3 – Private Placement

2. We note your statement, in your response to prior comment number 13 in our letter dated May 30, 2006, that you have sufficient authorized unissued shares of capital stock to settle the instruments issued in the private placement transactions. It is unclear to us why you believe that the requirements of paragraph 19 of EITF 00-19 are satisfied because it appears that prior to these transactions you had previously issued 95.8 million of the 200 million authorized shares. Your disclosures in Note 5 – Earnings (Loss) Per Share – indicate that the number of shares that would be issued, assuming exercise or conversion of all potentially dilutive common shares, when added to the shares already outstanding, would exceed the number of shares available for issuance. Please explain this apparent discrepancy.

3. If it is determined that the requirements of paragraph 19 of EITF 00-19 are not met, the warrants would not meet the scope exception in paragraph 11of SFAS 133 and would be accounted for as liabilities. Although there may have been little probability that shareholder approval would not be obtained, for purposes of this analysis, shareholder approval may not be assumed because it is ultimately outside of the issuer's control. Please provide us with your assessment of the materiality of the impact, on each of your quarterly financial statements, should equity classification for the private placement warrants be determined to be inappropriate. We note that a shareholders meeting was scheduled to occur on July 28, 2006, however, it remains unclear whether the shareholders approved the proposed increase in the number of authorized shares. Tell us if, and when, the increase was approved and provide us with your analysis, in accordance with the guidance in SAB 99, of the potential impact for each of the quarters affected.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855, Tamara Tangen at 202-551-3443 or me at 202-551-3488 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief